UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 18, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING HELD ON AUGUST 18, 2016

Date, Time and Place: Held on August 18, 2016, at 5:00 PM, by teleconference centralized at Rua Fidêncio Ramos, no. 302, 3rd floor, Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the City of São Paulo, State of São Paulo.

Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant to item 6.1 of its Internal Rules.

Attendance: The totality of the effective members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.

Meeting Board:     Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with Article 12 of the Company’s Bylaws, (i) register the receipt of the resignation submitted by Mr. Victor Guilherme Tito from the position of effective member of the Company’s Board of Director; and (ii) appoint, in accordance with item III of Article 12 of the Company’s Bylaws, the effective member and the respective alternate to the vacant positions in the Board of Directors.

Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                 Register the receipt of the resignation submitted by Mr. Victor Guilherme Tito, on August 9, 2016, from the position of effective member of the Board of

Directors of the Company, to which he was appointed as per the Minutes of the Board of Directors’ Meeting held on June 23, 2016.

(ii)              In accordance with article 12, item III, of the Company’s Bylaws, considering the simultaneous vacancy in the positions of effective and its respective alternate member, the Board of Directors decides to APPOINT, as below, the substitutes to the referred positions of effective and alternate members of the Board of Directors, who shall occupy the positions until the first General Shareholders Meeting, whereupon their substitutes shall be definitively elected.

(a)         Ernesto Lozardo, Brazilian citizen, married, businessman, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Edson, no. 159, apartment 181, Campo Belo, CEP 04618-030, bearer of the ID Card RG no. 3.498.854, issued by SSP/SP, enrolled with the CPF/MF under no. 232.398.838-72, to occupy the position of effective member of the Company’s Board of Directors; and

(b)         Victor Guilherme Tito, Brazilian citizen, married, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, no. 100, CEP 20031-917, bearer of the ID Card RG no. 26.288.156-8, issued by Detran RJ/DIC, enrolled with the CPF/MF under no. 044.878.356-82, to occupy the position of alternate member of Mr. Ernesto Lozardo, above qualified, in the Company’s Board of Directors.

The effective and alternate members appointed herein declare, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1,011 of Law no. 10,406/2002, in art. 147 of Law no. 6,404/76 and in CVM Ruling no. 367/2002 for their investiture as members of the Company’s Board of Directors.

The members herein appointed take office of their respective positions on this date, upon the execution of the Instruments of Appointment and the declaration referred to in CVM Ruling no. 367/2002. They also declare that they have signed, on this date, the Instruments for Adhesion to the Listing Regulation of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat, and, also, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, August 18, 2016

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO